MPLX LP

200 East Hardin Street

Findlay, Ohio 45840

October 9, 2012

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

	Re:	MPLX LP
Amendment No. 2 to Registration Statement on Form S-1
Filed September 7, 2012
File No. 333-182500

Ladies and Gentlemen:

Set forth below are the responses of MPLX LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 20, 2012 with respect to the Partnership’s Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 filed with the Commission on September 7, 2012, File No. 333-182500 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 3 marked to show all changes made since Amendment No. 2.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the marked copy of Amendment No. 3 unless otherwise indicated.

Securities and Exchange Commission

October 9, 2012

Amendment No. 2 to Registration Statement on Form S-1

Cash Distribution Policy and Restrictions on Distributions, page 54

1.	We note your responses to prior comments three and four from our letter to you dated August 27, 2012. Insofar as it will be quantified in the partnership agreement, please disclose how and when the specified MQD rate may be changed. Also please provide expanded disclosure to explain further the interplay between common unit arrearages and your cash distribution policy. For example, discuss the extent to which such arrearages would accrue if your general partner makes a determination not to make distributions in an amount that is at least equal to the minimum quarterly distribution.

Response: The Registration Statement has been revised as requested. Please see pages 55 and 58.

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We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours,

MPLX LP

By:	MPLX GP LLC,
its General Partner

By:	/s/ J. Michael Wilder
J. Michael Wilder
Vice President, General Counsel
and Secretary

cc:	Timothy S. Levenberg, Securities and Exchange Commission
Sirimal R. Mukerjee, Securities and Exchange Commission
Ethan Horowitz, Securities and Exchange Commission
Jennifer O’Brien, Securities and Exchange Commission
William N. Finnegan IV, Latham & Watkins LLP
Brett E. Braden, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
William J. Cooper, Andrews Kurth LLP